
PROCESSING
SEC MAIL
RECEIVED
JUN 29 2005
SECTION
192
WASH., D.C.


05059155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

1-12162

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission file number : 333-118203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004 and Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004 and Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.



Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2005

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
(In thousands)

	2004	2003
ASSETS		
Fund investments	$ 53,688	$ 46,399
Participant loans	726	618
Investments in master trust	54,414	47,017
LIABILITIES		
Expense reimbursement amount due to Plan Sponsor	9	0
NET ASSETS AVAILABLE FOR BENEFITS	$ 54,405	$ 47,017

See notes to the financial statements.

BORGWARNER MORSE TEC INC.,
ITHACA PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
(In thousands)

ADDITIONS TO NET ASSETS:	
Investment income from the Master Trust:	
Net unrealized/realized appreciation in fair value of investments	$ 4,926
Interest income	40
Dividend income	945
Total investment income	5,911
Contributions from participants	2,359
Contributions from the Company	2,080
Net transfers from other BorgWarner Inc. plans	91
Total additions	10,441
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	3,032
Administrative expenses	21
Total deductions	3,053
NET INCREASE	7,388
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	47,017
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 54,405

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Morse TEC Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Plan Merger*—**The BorgWarner Warren Retirement Savings Plan (the "Warren" plan) was merged into the Plan effective September 30, 2003. On this date, all plan assets were appropriately transferred from the Warren plan into the Plan and Warren participants began participating in the Plan.

***Eligibility*—**Hourly employees of the Company's Ithaca plant who are covered by the collective bargaining agreement between the Company and the Finger Lakes Lodge 2001, International Association of Machinists and Aerospace Workers become participants in the Plan after they have been employed for at least six consecutive months, provided, however, such employee is not eligible to accrue benefit in the BorgWarner Inc. Retirement Plan.

***Participants' Account*—**Individual accounts are maintained for each Plan participant. A Retirement Savings Plan account is established for each participant in the Plan. The participant's account consists of the following:

Company Retirement Account—The Company will contribute an amount to this account for each straight-time hour worked or for which employees receive holiday, vacation, jury duty, or bereavement pay. No employee contributions are made to this account.

Employee Retirement Account—Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account.

Savings Account—Participants may voluntarily contribute from one to twenty-five percent of their compensation to this account, subject to certain Internal Revenue Code ("IRC") limitations. No Company contributions are made to this account.

Retiree Health Account—Participants hired after October 4, 1998 can voluntarily contribute up to 20 cents per hour of service. The Company makes contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

Investment Options—Participants elect to invest their Matched Contribution Account and Savings Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, in addition to the Pending Account and Loan Fund, which are not fund elections available to participants:

Collective Trust Funds:
- Barclays Lifepath Retirement
- Barclays Lifepath 2010
- Barclays Lifepath 2020
- Barclays Lifepath 2030
- Barclays Lifepath 2040
- Barclays Mid Cap Equity Index Fund
- Barclays Russell 2000 Index Fund
- Barclays US Debt Index Fund
- Barclays Equity Index

Mutual Funds:
- One Group Mid Cap Value Fund
- The George Putnam Fund of Boston
- Putnam Voyager Fund
- Putnam Small Cap Value Fund
- Putnam OTC & Emerging Growth Fund
- Putnam Vista Fund
- Harbor International Fund

Investment Contracts Fund
BorgWarner Inc. Stock Fund.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon three years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

Withdrawals—While participants are actively employed, no withdrawals may be made from the Company Retirement Account, Employee Retirement Account, or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans—Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2004 range from 5 percent to 10.5 percent. No loans are permitted from the Company Retirement Account, the Employee

Retirement Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

Priorities Upon Termination—Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits—Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $22,000 and $78,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $10,000 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

Investments—The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund was $145,415,000 and $146,865,000 at December 31, 2004 and 2003, respectively, compared to the fair value of $147,331,000 and $153,376,000, respectively. The Investment Contracts Fund is fully benefit-responsive. The average yield for the Investment Contracts Fund was 5.1 percent for the year ended December 31, 2004. The crediting interest rate was 5.1 percent and 5.7 percent at December 31, 2004 and 2003, respectively. The Loan Fund is valued at cost plus accrued interest, which approximates fair value. Investments in all other funds of the Master Trust are stated at fair value, based on quoted market prices, as reported by the Trustee.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines. Audit fees and bank fees are also included in Administrative Expenses.

Payment of Benefits—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2004 and 2003.

Transfers—Along with the Plan, other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner Inc. entity covered by a different BorgWarner Inc. sponsored plan during the year, that participant's account balance is transferred to the corresponding plan.

3. EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Putnam for administrative expenses amounted to $6,000 for the year ended December 31, 2004, and are included in administrative expenses. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee shall be charged to the Plan. The Company shall have the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

As of December 31, 2004, there is a liability to the Company of $9,000 for 2003 auditing fees paid by the Company during 2004 to be reimbursed in accordance with the Plan document. There are no amounts to be reimbursed to the Company as of December 31, 2004 for any prior periods.

4. TAX STATUS

The Plan obtained a determination letter, dated November 19, 2001, in which the Internal Revenue Service stated that the Plan, as amended through March 27, 2001, was designed in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

5. INVESTMENTS

The Plan's proportional interest in Master Trust investments which exceeded five percent of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands)	
BorgWarner Inc. Stock Fund	$ 11,730	$ 7,951
George Putnam Fund of Boston	$ 10,355	$ 9,403
Investment Contracts Fund	$ 10,300	$ 10,176
Putnam Voyager Fund	$ 8,886	$ 8,944
Barclays Equity Index Fund	$ 6,249	$ 5,731

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At December 31, 2004 and 2003, the Master Trust consisted of the investments of five defined contribution plans sponsored by entities of the Corporation. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of Investment Contracts valued at cost plus interest earned to date. The net gain (loss) in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 7.2 percent and 6.9 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2004 and 2003 and the components of investment income for the Master Trust for the year ended December 31, 2004:

	December 31	
	2004	**2003**
Carrying value of investments (in thousands):		
Mutual funds	$321,959	$310,882
Collective trust funds	157,124	133,552
BorgWarner Inc. Stock Fund	124,340	83,149
Investment Contracts Fund	145,415	146,865
Loan Fund	6,163	5,826
Cash and cash equivalents	518	543
Total	$755,519	$680,817

	Year Ended December 31, 2004
Investment income (in thousands):	
Net realized/unrealized appreciation in fair value of investments:	
Mutual funds	$ 21,476
Collective trust funds	14,473
BorgWarner Inc. Stock Fund	27,719
Total net realized/unrealized appreciation	63,668
Interest income	334
Dividend income	14,299
Total	$ 78,301

BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Putnam Fiduciary Trust Company	Investment in Master Trust	$ 53,688
*	Loans to participants	Loans to participants, interest rates ranging from 5.0% to 10.5%; maturities ranging from 6 months to 5 years	726
		Total investments	$ 54,414

*Denotes party-in-interest.

* * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MORSE TEC INC., ITHACA PLANT
RETIREMENT SAVINGS PLAN

Date: June 28, 2005

By: Timothy M. Manganello

Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Jeffrey L. Obermayer
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Angela D'Aversa
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MORSE TEC INC., ITHACA PLANT
RETIREMENT SAVINGS PLAN

Date: June 28, 2005

By:________________________
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

By: 
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: 
Name: Jeffrey L. Obermayer
Title: Member Retirement Savings Plan Committee

By: 
Name: Angela D'Aversa
Title: Member Retirement Savings Plan Committee

By:________________________
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MORSE TEC INC., ITHACA PLANT
RETIREMENT SAVINGS PLAN

Date: June 28, 2005

By:____________________________
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: Jeffrey L. Obermayer
Title: Member Retirement Savings Plan Committee

By:____________________________
Name: Angela D'Aversa
Title: Member Retirement Savings Plan Committee

By: Regis J. Trenda
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118203 on Form S-8 of BorgWarner Inc. of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Detroit, Michigan
June 27, 2005